FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Attention ASX Company Announcements Platform

Lodgement of Open Briefing

National Australia Bank

500 Bourke Street

Melbourne, Victoria 3000

Date of lodgement:                   19-Nov-2004

Title: Open Briefing. NAB. Group CFO Michael Ullmer on FY04 Result & Update

Record of interview:

corporatefile.com.au

National Australia Bank Limited indicated that the final dividend remained unchanged at 83 cents per share, giving an annual dividend of 166 cents (fully franked). What are your expectations with regard to future dividends?

Director Finance & Risk, Group CFO, Michael Ullmer

As we’ve indicated, we expect earnings to bottom some time in the first half of 2005. We then anticipate returning to an acceptable growth profile in the second half and into 2006. On that basis, we expect the existing dividend of 83 cents to be maintained in the first half of 2005, and to be franked in the range of 80 to 100 percent.

corporatefile.com.au

Is the dividend sustainable and do you anticipate further DRP underwritings to maintain it at this level?

Director Finance & Risk, Group CFO, Michael Ullmer

We won’t be underwriting the full year DRP. We believe our cash earnings in the first half of 2005 will be sufficient to maintain our 83 cent dividend.  The payout ratio will be higher than our target dividend payout range of 60 to 65 percent of cash earnings but we expect to return to this level over time. It’s appropriate to hold the dividend at the current level for now.  We’ll discuss future dividends in May when we disclose more detailed plans for rebuilding the National.

corporatefile.com.au

In your half-year investor update in May, you flagged a two to three year turnaround. Is this still a realistic timeframe?  How will the road to recovery affect your growth profile?

Director Finance & Risk, Group CFO, Michael Ullmer

We’re confident we’ll start to see some benefits flowing through in the second half of the year ending 30 September 2005, followed by a return to a more acceptable growth profile.

corporatefile.com.au

National Australia Bank Limited reported $3.46 billion total cash earnings before significant items, down 15 percent from $4.07 billion in FY03. What factors contributed to this result?

Director Finance & Risk, Group CFO, Michael Ullmer

Revenue in each of the three regions in which we operate came under pressure in varying degrees, notably during the second half of the year in Australia and in the first half in Europe. In New Zealand, on the other hand, net interest income held up well, however other operating income came under some pressure.

Expense growth in each of our four banking units accelerated by 10 to 15 percent, in Australian dollar terms, in the second half of the year. Sluggish revenue and an increase in our cost base caused a significant reduction in our earnings, which was specifically compounded in the Corporate & Institutional Banking (CIB) unit, which suffered most from the effects of the foreign exchange (FX) options losses in terms of a substantial drop in markets income as well as negative specialised finance income in the second half.

On the positive side, there’s a wide range of opportunities we’ve already clearly identified. In Europe, we’re well advanced in implementing programmes to restore profitability and we’re already seeing some positive results. In Australia, we’re beginning to form detailed plans, but they’re not sufficiently advanced at this stage to give a clear overall assessment.

corporatefile.com.au

The National announced significant write-offs in the second half amounting to $511 million after tax.  Could you provide some details?

Director Finance & Risk, Group CFO, Michael Ullmer

Firstly, we’ve taken a write-down of $409 million before tax after a careful line by line look through all of the key deferred software expenditure on the balance sheet.

Secondly, as a result of updating our provisioning methodology in line with recent industry developments, the general provision had an additional charge of $292 million as a significant item.

These two items were to some degree offset by one-off gains from the sale of our strategic holdings in St. George and AMP in the first half.

corporatefile.com.au

Are you expecting any more significant changes in your accounting methodology?

Director Finance & Risk, Group CFO, Michael Ullmer

We’ve first tackled the balance sheet items as at 30 September. There are other areas we’ll progressively work through over the course of the half-year ending 31 March 2005. As we continue to develop our restructuring plans across the group, we anticipate a restructuring charge in the first half of the year.  But we’re not yet able to provide specific figures.

corporatefile.com.au

Why have the National’s capitalised software costs been relatively high in the past?

Director Finance & Risk, Group CFO, Michael Ullmer

Firstly, each bank has a different approach to capitalising software. We capitalise software projects provided their expenditure exceeds $1 million. We’re spending up to $500 million a year on technology, so that’s a relatively low level at which to capitalise the projects. Some of the other banks’ capitalisation thresholds are higher.

Secondly, we’re geographically more diverse. For example, none of our peers have our scale of operations in Europe. So we’re implementing comparatively more software projects across the group.

Thirdly, our technology expenditure has been inefficient. We’ve been spending more money than is justified by the value we’ve been getting from our software products. Therefore, a big part of the current exercise isn’t only looking at particular software programmes and determining whether they’re still delivering the value we expect, but also whether we’re investing too much in them.

corporatefile.com.au

Expense growth appeared extremely high compared to peers. What is the outlook for 2005?

Director Finance & Risk, Group CFO, Michael Ullmer

We’re being realistic about the outlook for costs. Reinvestment and ongoing compliance spend will mean we have some cost growth built into the current year before we begin.  However we have identified a number of areas where we can simplify the business, reduce bureaucracy and improve efficiency.

Corporatefile.com.au

Following your FY04 results, consensus earnings expectations for FY05 have fallen. This follows several earnings downgrades over recent years for the National.  Some people have suggested you may be lowering expectations to ensure you can easily exceed them going forward?

Director Finance & Risk, Group CFO, Michael Ullmer

We’ve given an open assessment of the issues facing the group and what actions we’re taking.

While it may be tempting to think you can flick a switch and turn things around, we’re being realistic about what we need to do and how long it’ll take before our actions are reflected in an improved result.

corporatefile.com.au

What initiatives are you implementing to “transform the culture” within the National?  Why was Lynne Peacock assigned back to Europe after only six months as head of your cultural change programme?

Director Finance & Risk, Group CFO, Michael Ullmer

Lynne has done a fantastic job in building the new People & Culture framework the National needs. Our previous framework lacked clear accountability in terms of performance measurements and delivery of results, as well as structures for appropriate feedback and rewards in the workplace.

Our entire organisation is now very clearly geared towards the corporate principles that our CEO John Stewart and the board are expecting everyone to follow. In our performance appraisals, we’re no longer going to simply accept results; we’ll be taking into account how the results are achieved. Therefore, behaviours and conformity with rules and compliance measures will be important factors in assessing staff performance.

The task of establishing our new framework has been completed and we’re now in the implementation process. John was comfortable that Lynne had completed that task and asked her to become CEO of Europe. Given the role she previously had at Woolwich and Barclays, Lynne is very well qualified to lead our work in Europe.

We’re fortunate to have Elizabeth Hunter taking over from Lynne. As the current General Manager for People & Culture in Europe, Elizabeth has in-depth experience in this area.

corporatefile.com.au

How would you describe staff morale at the National these days?

Director Finance & Risk, Group CFO, Michael Ullmer

It’d be impossible to go through what our organisation has gone through in the last 12 months without any impact on staff morale. John clearly articulated in the analyst briefing on 10 November 2004 that happy staff means happy customers, and through that, happy shareholders. Staff morale is now a key area of focus in our organisation. But there are no quick fixes and, importantly, our staff will be looking to see how management deals with the key issues and challenges we’ve identified.

corporatefile.com.au

Last month, you announced your new structure. What progress have you made in implementing the new regional model and how has it been received by staff?

Director Finance & Risk, Group CFO, Michael Ullmer

One of the key drivers behind adopting this model was the feedback John received while talking to staff across the entire group. Everybody could see the wisdom of moving to a regional model, under which you have a stronger attachment to the customer base, greater accountability in terms of end-to-end product delivery and financial results, and a sense of ownership of the business. Our job is to make sure we communicate very clearly what we’re doing at each stage of the process.

In Australia, our new leadership team has a good mix of people from both within and outside our organisation, and a number of MLC people are in key leadership positions. Now a team’s in place, detailed planning is underway. In Europe the announcement of a new leadership team, which should occur soon, will be the precursor to implementing the model there.

corporatefile.com.au

When do you expect the restructure to be fully completed and the benefits of the new model to become evident?

Director Finance & Risk, Group CFO, Michael Ullmer

We aim to update the market in May 2005, during the results announcement for the half year ending the 31 March 2005. By then we’ll be in a position to give details on our progress in the implementation, with specific time frames and key milestones.

corporatefile.com.au

Financial Services Australia (FSA) posted cash earnings of $1.88 billion, up 0.03 percent from $1.87 billion last year. Underlying profit was $2.89 billion, down 2.6 percent from $2.97 billion in FY03. What were the reasons behind the profit decline?

Director Finance & Risk, Group CFO, Michael Ullmer

Momentum slowed in the franchise and not just because of the FX options losses in January. Strong competition in the market has impacted our margins and volumes, so we’ve lost market share in key products. Lower volume growth and tighter margins drove down our profitability, and this was exacerbated by accelerating growth in our cost base. We must have the capacity to comfortably absorb one-off costs, which are inevitable in a large organisation such as ours.

corporatefile.com.au

Your July trading update mentioned that the National “has foregone income and incurred expenses protecting its franchise in retail banking.” Where was this evident? What initiatives have you implemented to boost your Australian franchise?

Director Finance & Risk, Group CFO, Michael Ullmer

Given the strength of our Australian franchise and the issues we’ve faced in recent months, it was inevitable that other banks would target our customers.  In response, we moved to protect our franchise and maintain our customer relationships.

We’ve increased our marketing efforts to strengthen our brand. During the second half of 2004, we increased marketing and brand expenditure and incurred the initial cost of our sponsorship of the Commonwealth Games in 2006.

Furthermore, we decided to move 380 people back into our retail network to better serve our customers in the front line. This included moving 155 business bankers back into the network to rebuild our business banking capability.

These initiatives have added to our cost base, but they’re essential in ensuring we have a sustainable franchise that will deliver strong earnings growth in the years to come.

corporatefile.com.au

Why was FSA’s margin contraction greater than that of your peers?

Director Finance & Risk, Group CFO, Michael Ullmer

Our margin contraction is attributed to intensifying competition in the market, tighter wholesale funding spreads, rising retail funding costs and a shift towards lower margin loans.

We’ve had a very low proportion of retail deposits funding our activities and we’ve exerted every effort to grow our retail deposits over the past year. During this period however, the intensified competition between the majors, the regional banks and the new boutique players has resulted in declining deposit margins. How sustainable this is in the long term I don’t know, but we’re focused on protecting our base.  Overall we increased market share in business deposits and lost some in retail deposits

On the other side of the book, we’ve had strong absolute growth in home lending but still lost some market share. Because of our relatively small proportion of retail funding, we’ve had to grow our access to the wholesale funding market and the cost of funding that growth reduced our margins.

Lastly, we skewed our business towards lower risk, and therefore lower return, lending activities in response to a previous expectation that the domestic economy was going to get tougher. We’re now addressing this margin compression in a very careful way.

corporatefile.com.au

FSA’s growth in deposits and lending has slowed. How are you responding to increasing competition? Do you anticipate a further net interest margin contraction within FSA?

Director Finance & Risk, Group CFO, Michael Ullmer

We expect margin pressure to continue to impact profits in the first half of 2005. All the major banks have experienced some pressure in lending and deposits. Greater competition means a greater choice for customers, and our competitive strategy focuses on offering the right products, strong distribution capabilities, high levels of service and competitive pricing.

corporatefile.com.au

Financial Services Europe (FSE) cash earnings fell 33 percent to $598 million from $897 million last year, while underlying profit stood at $1.08 billion in FY04, down 30.1 percent from $1.55 billion last year. What were the key drivers behind this result? What initiatives are in place to strengthen the UK business?

Director Finance & Risk, Group CFO, Michael Ullmer

Our UK banks have had margins that were well above the market average. We tried to preserve our bottom line by maintaining the relatively high margins, but have progressively lost customers since 2002. That’s clearly not sustainable and we’ve started to rebase our margins in the UK. We don’t have a target but we expect to see further margin compression in 2005.

One of our strategies focuses on progressively moving towards more competitive products and pricing, which the analysts refer to as “dealing with the back book issue.” Secondly, we’ve been growing our presence in southeast England, with a strategy specifically focused on niche markets. This has necessitated more competitive pricing and a shifting of our asset mix towards the more popular fixed-rate home loans, which further reduced our margins. We also lost some of our high-margin personal lending business in the UK, which reduced FSE’s revenues.

On the cost side, we’ve had a substantial ramp up in expenditure on regulatory programmes, such as the implementation of Basel II capital adequacy standards and IFRS. We’ve also invested in our capability, such as equipment for our frontline tellers as part of a programme that’s been underway over the past year and that will continue into the new year.

The good news is that we started to see some benefits of our initiatives within FSE in the second half. For the first time in two or three years, we saw attrition slow and gains in customer numbers. We released various new products which have been very effective in attracting new customers. The number of high net worth customers has increased about 28 percent over the last two years.

corporatefile.com.au

What update can you provide on the Irish banks?  When will you update the market on a clear European strategy?

Director Finance & Risk, Group CFO, Michael Ullmer

We’ve circulated an information memorandum to test the market. Over the next couple of months, we expect to determine whether a sale of the Irish banks will provide better shareholder value than rebuilding and organically growing them ourselves. It’s a complicated process, significant assets are at stake and interested parties will understandably want to carry out careful due diligence. We’ll provide a European strategy update once we’ve made a decision on the Irish assets, which we expect some time in the new calendar year.

Europe is well advanced with the legal entity merger of Clydesdale Bank and Yorkshire Bank, which is an important precursor for operational integration along the lines of the regional model we’re implementing across our three key geographies.

corporatefile.com.au

Wealth Management reported $409 million operating profit after tax in FY04, up 9.4 percent from $374 million in FY03. How will the restructure affect your Wealth Management business?

Director Finance & Risk, Group CFO, Michael Ullmer

Peter Scott and his team have done a superb job building a strong investment and insurance business and, more recently, private banking. But the rest of our organisation didn’t leverage MLC’s capabilities as much as we should across our customer base in Australia, New Zealand and Europe. Peter agrees the way to deal with the missed opportunities is to bring together MLC, FSA and CIB in the way we’re now doing under the new Australian regional model.

corporatefile.com.au

In your May 2004 half-year investor update, you highlighted that Wealth Management had the number 1 retail risk insurance products and the number 1 retail platform brand in Australia. What’s your strategy to increase cross-sell between Wealth Management and other areas of your regional business?

Director Finance & Risk, Group CFO, Michael Ullmer

We’re working to break down the “silos” in order to get everybody working together. The “silo behaviour” within the individual business units doesn’t necessarily involve people deliberately being unhelpful, but gives people different priorities, and the lack of alignment of priorities means being unable to work effectively together.

As an example, we sell relatively small amounts of insurance to our home loan customers in FSA, and yet our insurance products are amongst the highest rated in Australia. In Europe, some banks achieve cross-sell levels between insurance and home lending of 70 to 80 percent. We introduced cross-selling techniques in our European operations earlier this calendar year, and we’re already seeing cross-sell levels in the 30 percent range. There’s a huge opportunity for us, given our combination of highly rated products and a strong customer franchise.

corporatefile.com.au

CIB cash earnings before significant items were down 29.5 percent to $618 million from $877 million in FY03, while underlying profits stood at $868 million compared with $1.2 billion last year.  What drove this decline in earnings?

Director Finance & Risk, Group CFO, Michael Ullmer

The $360 million relating to the FX options incident announced in January was taken as a significant item. There were three areas where the CIB results were heavily impacted in the last half of the year.

Firstly, our market risk and trading activities fell by $84 million. The options desk closure led to a loss in a number of customers who needed a full range of products and conditions in the markets were generally very difficult. All banks have encountered this issue.  Not surprisingly, there was also more caution from our dealers following the FX losses. Our current level of trading activity is almost half that of this time last year.

Secondly, our specialised finance activity experienced a low deal flow in the second half compared with the first half. We were also impacted by a $38 million write-back of interest relating to a loan which has been reclassified to non-accrual.

Thirdly, CIB took on 200 more people this year, over half of which related to the strengthening of risk management and the implementation of other remedial actions.

corporatefile.com.au

Financial Services New Zealand (FSNZ) reported cash earnings of $329 million, up 5.8 percent from $311 million last year, and underlying profit of $510 million, up 4.7 percent from $487 million in FY03. Could you highlight the key drivers behind FSNZ’s performance over the past year?

Director Finance & Risk, Group CFO, Michael Ullmer

FSNZ managed to grow its deposit margins over the second half, responding very carefully to an increase in official interest rates.

On the asset side, we experienced greater competition, resulting in a reduction in home lending margins. But strong volumes offset some of the margin compression. FSNZ has been doing a very good job in terms of distribution, by putting branch managers back into the network. It also has an innovative home lending product that links home loans with Air New Zealand reward points. Costs were well under control, with the main increases relating to regulatory programmes associated with Basel II and IFRS.

FSNZ increased its market share in housing, held it steady in retail deposits, and increased market share in the middle market.

corporatefile.com.au

How have you progressed in addressing the regulatory issues raised by APRA? When do you expect to complete all the requirements?

Director Finance & Risk, Group CFO, Michael Ullmer

Following the FX options losses, APRA identified 81 items we needed to address.

We’re making good progress in addressing these remedial actions. We’ve submitted 65 of the 81 requirements to APRA for assessment.  To date, 24 have been fully closed and 9 partially closed.  We are taking great care to ensure each is dealt with comprehensively and that sustainable change is effected. APRA has been very supportive and we’re making sure they’re kept fully informed of our progress.

corporatefile.com.au

How has your risk framework improved and how are you tackling the risk issues before the new Chief Risk Officer, Mike Hamar, joins the National on November 29?

Director Finance & Risk, Group CFO, Michael Ullmer

We have an acting Head of Risk, Graham Willis, who has done a great job since March.

We’ve suffered some failures and that’s been at a great cost, both in terms of dollars and management distraction. We must apply appropriate risk frameworks in our businesses so as to ensure greater accountability. Work on risk issues is progressing well. We continue to be diligent in implementing the necessary changes.

corporatefile.com.au

What’s the economic outlook for FY05?

Director Finance & Risk, Group CFO, Michael Ullmer

We anticipate strong economic conditions in each of the geographical jurisdictions in which we operate. We expect a slowdown in Australian housing lending growth from 16 percent down to 14 percent. On the other side of the coin, business activity looks like it’s picking up and we expect to see business credit growth of 8 percent or higher over the next year. We anticipate very little interest rate change in Australia, possibly one more small increase. New Zealand has had a few rate increases in recent times, leaving Europe as the only one of our jurisdictions where we can expect to see more interest rate rises.

corporatefile.com.au

Thank you Michael.

To read previous National Australia Bank Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information on the National Australia Bank Limited, please visit www.nabgroup.com or call Callum Davidson on (03) 8641 4964.

DISCLAIMER:

This material is a presentation of general background information about the National’s activities current at the date of the presentation, November 19, 2004. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan Case

Date:	22 November 2004	Title:	Associate Company Secretary